COBHAM

RECEIVED
2007 MAR -5 A 11:2?
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Cobham plc, Brook Road
Wimborne, Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

Our ref: L/COB/88.2/20237

26th February 2007

07021507

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549, USA

SUPPL

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Notice of allotment of shares or securities on Form 88(2) dated 20 February 2007.
2. General Purposes Committee resolution allotting securities dated 19 February 2007.
3. Stock Exchange announcement dated 12 February 2007 relating to management changes.
4. Stock Exchange announcement dated 12 February 2007 relating to holding(s) in company.
5. Stock Exchange announcement dated 19 February 2007 relating to holding(s) in company.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

PROCESSED
MAR 0 7 2007
THOMSON
FINANCIAL

J M Pope
Company Secretary/Solicitor

SECRETARIAT

88(2)

Please complete in typescript, or in bold black capitals
CHFP029

RECEIVED

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	19	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	88,470		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 2.5p, £,	Number allotted: 88,470
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] J M POPE   Date 20/2/07.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~   *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number   DX exchange

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 19th February 2007

Present:	A E Cook	-	Chairman
	W G Tucker		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on schedule 1.1, the share-save closure schedules, dated 14th and 15th February 2007, had given notice to the company (such notice being accompanied by the appropriate total subscription price of £79,681.59) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedules.

1.2 It was resolved that a total of 88,470 new ordinary shares of 2.5p nominal value each be allotted to the said participants in accordance with the particulars set out in the closure schedules dated 14th and 15th February 2007 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.

....

Chairman

Closure reports dated 14th and 15th February 2007														Schedule 1.1 to		
Originator:	Yorkshire Building Society													General Purposes Committee minute		
														dated 19th February 2007		
AccountNumber	GrantDate	Term	OptionPrice	Share Premium	Title	Surname	Initials	ExercisedShares	Cost	Address1	Address2	Address3	Address4	Postcode	Forenames	Location
005174388164	141103	3	0.939	0.914	MRS	ABLETT	HA	940	882.66	1 SHAMROCK CLOSE	CHICHESTER			PO19 6TS	HELEN ANN	CRED
005174390364	141103	3	0.939	0.914	MR	ABLETT	JC	1130	1,061.07	1 SHAMROCK CLOSE	CHICHESTER			PO19 6TS	JON CLEMENT	CRED
001411426262	121101	5	0.84	0.815	MR	ALLEN	BG	6140	5,157.60	65 SPINNEY HILL DRIVE	LOUGHBOROUGH			LE11 3LB	BRUCE GEOFFREY	CCL
005174111064	141103	3	0.939	0.914	MR	ALLEN	BG	2980	2,798.22	65 SPINNEY HILL DRIVE	LOUGHBOROUGH			LE11 3LB	BRUCE GEOFFREY	CCL
005175424764	141103	3	0.939	0.914	MR	ARNOLD	JR	4670	4,385.13	6 YELVERTON AVENUE	HYTHE	SOUTHAMPTON		SO45 3QU	JOHN RAYMOND	FRL
001410162462	121101	5	0.84	0.815	MR	BHARJI	PC	15280	12,835.20	11 REPTON CLOSE	MAIDENHEAD			SL6 3DS	PAUL COSTA	CEL
005174472164	141103	3	0.939	0.914	MR	DALTON	JW	1130	1,061.07	37 DRAPER ROAD	CHRISTCHURCH			BH23 3AW	JOHN WILLIAM	FRA
005174367964	141103	3	0.939	0.914	MISS	DEAN	AM	2820	2,647.98	78 PARKWAY DRIVE	BOURNEMOUTH			BH8 9JR	ALISON MARY	COB
005174343164	141103	3	0.939	0.914	MR	DENNISS	PA	5610	5,267.79	27 ST. KATHERINES CLOSE	ICKLEFORD	HITCHIN		SG5 3XS	PAUL ANTHONY	CELRAD
005174345864	141103	3	0.939	0.914	MR	DIXON	WC	740	694.86	2 LINNET CLOSE	SANDY			SG19 2UH	WILLIAM CHARLES	CELRAD
005175279164	141103	3	0.939	0.914	MR	DUFALL	MD	3730	3,502.47	78 PARKWAY DRIVE	BOURNEMOUTH			BH8 9JR	MARK DAVID	FRL
005174233864	141103	3	0.939	0.914	MR	EAGLES	JH	3490	3,277.11	10 PLOUGH CORNER	SYDENHAM	CHINNOR		OX39 4LF	JOHN HAROLD	CEL
005174597364	141103	3	0.939	0.914	MR	FITZ-GERALD	SJ	3410	3,201.99	14 FRENSHAM AVENUE	FLEET			GU51 3EL	STEPHEN JOHN	FRA
005174394664	141103	3	0.939	0.914	MR	FLEMING	M	940	882.66	29 UPPER DRIVE	EAST PRESTON	LITTLEHAMPTON		BN16 1QN	MICHAEL	CRED
001410192662	121101	5	0.84	0.815	MISS	FRANKLIN	T	1890	1,587.60	23 COBHAM ROAD	BLANDFORD FORUM			DT11 7YF	TRACY	COB
005174373364	141103	3	0.939	0.914	MISS	FRANKLIN	T	2230	2,093.97	23 COBHAM ROAD	BLANDFORD FORUM			DT11 7YF	TRACY	COB
005175517064	141103	3	0.939	0.914	MR	HILTON	A	1490	1,399.11	21 LOMOND CLOSE	BUCKLAND	PORTSMOUTH		PO2 7HQ	ANTONY	MICRO
005175327564	141103	3	0.939	0.914	MR	IRESON	DJF	1490	1,399.11	DEEP FIELD	MIDDLE ROAD	LYTCHETT MATRAVERS	POOLE	BH16 6HJ	DAVID JOHN FRANCIS	FRL
001410398862	121101	5	0.84	0.815	MR	JEMMISON	GJ	3150	2,646.00	7 HALTER RISE	WIMBORNE			BH21 2UR	GORDON JAMES	FRL
005174656264	141103	3	0.939	0.914	MR	LOWERY	A	1880	1,765.32	28 MUIRKIRK GROVE	DARLINGTON			DL1 3TL	ALAN	FRAT
001410259062	121101	5	0.84	0.815	MR	MORRISON	KJ	5280	4,435.20	62A WHARTONS LANE	ASHURST	SOUTHAMPTON		SO40 7EF	KENNETH JOHN	COB
005175356964	141103	3	0.939	0.914	MR	NUNN	CP	3410	3,201.99	9 OAKLEY ROAD	WIMBORNE			BH21 1QJ	CHRISTOPHER PETER	FRL
005174395464	141103	3	0.939	0.914	MR	PAFFETT	MG	1130	1,061.07	14 TIPNER ROAD	PORTSMOUTH			PO2 8QP	MICHAEL GEOFFERY	CRED
005174404764	141103	3	0.939	0.914	MR	SHEPHERD	DI	3730	3,502.47	20 LEAFIELD ROAD	OXFORD			OX4 2PL	DUNCAN IAN	CULH
001410641362	121101	5	0.84	0.815	MS	SHEPPARD	S	2520	2,116.80	40 BURLINGTON ROAD	BURNHAM	SLOUGH		SL1 7BQ	SHIRLEY	CEL
005175439564	141103	3	0.939	0.914	MR	VATCHER	DJ	5610	5,267.79	HOME COTTAGE	BROOK LANE	WOODGREEN	FORDINGBRIDGE	SP6 2AZ	DAVID	FRL
Total 15.2.07 closure (maturity)								86820	£78,132.24							
AccountNumber	GrantDate	Term	OptionPrice	Share Premium	Title	Surname	Initials	ExercisedShares	Cost	Address1	Address2	Address3	Address4	Postcode	Forenames	Location
005174387364	141103	3	0.939	0.914	MR	WASHINGTON	SJ	1650	1549.35	HORSESHOES	CHAPEL ROAD	SOUTH LEIGH	WITNEY	OX29 6UP	SIDNEY JOHN	COM
Total 14.2.07 closure (earlies)								1650	£1,549.35							
Grand totals:								88470	£79,681.59							

Company	Cobham PLC
TIDM	COB
Headline	Management Changes
Released	13:00 12-Feb-07
Number	0812R

RNS Number:0812R
Cobham PLC
12 February 2007

12 February 2007

MANAGEMENT CHANGES

Cobham plc ('Cobham' or the 'Group') announces changes of responsibility within its management team, which will take effect from 1 March 2007. In order that Chief Executive Allan Cook, can give greater focus to the long term growth of the Group, its people and senior customer relationships, Andy Stevens, the Chief Operating Officer, will assume full day-to-day responsibility and accountability for the operational management and performance of the five technology divisions.

Following changes in Cobham's FSTA management team, Alex Hannam, Group Managing Director of Cobham Services, has agreed to extend his retirement date to the end of December 2007. Mr Hannam will retain responsibility for the management of Cobham Flight Operations and Services and full responsibility for Cobham's involvement in the FSTA programme.

ENQUIRIES

Cobham plc
Allan Cook, Chief Executive +44 (0)1202 882020
Warren Tucker, Group Financial Director +44 (0)1202 882020
Julian Wais, Director of Investor Relations +44 (0)1202 857998

Weber Shandwick Financial
Susan Ellis +44 (0)20 7067 0700

NOTES

Cobham plc is an international company engaged in the development, delivery and support of advanced aerospace and defence systems for land, sea and air platforms. The company has five technology divisions and one in the service sector that collectively specialise in the provision of components, subsystems and services that keep people safe, improve communications and enhance the performance of aerospace and defence platforms.

END

Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	16:54 12-Feb-07
Number	1256R

RNS Number:1256R
Cobham PLC
12 February 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Cobham plc

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : (x)

RESTATEMENT OF HISTORIC INTEREST IN COMPLIANCE WITH THE FSA'S NEW DISCLOSURE AND TRANSPARENCY RULES

3. Full name of person(s) subject to the notification obligation (iii):

Aviva plc & its subsidiaries

4. Full name of shareholder(s) (if different from 3.) (iv):

Registered Holder:

BNY Norwich Union Nominees Limited 13,244,414*

Chase GA Group Nominees Limited	19,253,637*
Chase Nominees Limited	1,890,140*
CUIM Nominee Limited	8,080,923*
Vidacos Nominees Limited	193,696*

*denotes direct interest

5. Date of the transaction and date on which the threshold is crossed or reached if different) (v):

N/A

6. Date on which issuer notified:

8 February 2007

7. Threshold(s) that is/are crossed or reached:

N/A

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ordinary Shares GB00B07KD360	N/A	N/A

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect

Ordinary Shares GB00B07KD360	42,662,810	42,662,810	Not Disclosable	3.77%	Not Disclosable

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
		N/A		

Total (A+B)

Number of voting rights	% of voting rights
42,662,810	3.77%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

See Section 4

Proxy Voting:

10. Name of the proxy holder:

See Section 4

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

Figures are based on a total number of voting rights of 1,131,361,522.

14. Contact name:

Neil Whittaker

15. Contact telephone number:

01603 684420

Annex Notification Of Major Interests In Shares (XVI)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

....

Contact address (registered office for legal entities):

....

Phone number:

....

Other useful information (at least legal representative for legal persons):

....

B: Identity of the notifier, if applicable (xvii)

Full name:

....

Contact address:

Phone number:

....

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

....

C: Additional information :

....

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	15:51 19-Feb-07
Number	4947R

RNS Number:4947R
Cobham PLC
19 February 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Cobham PLC

2. Reason for the notification (please tick the appropriate box or boxes):

n/a see additional information

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

3. Full name of person(s) subject to the notification obligation (iii):

Legal & General Group Plc (Group)

Legal & General Investment Management Limited(LGIM)

Legal & General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3.) (iv):

Legal & General Assurance Society Limited (LGAS & LGPL)

5. Date of the transaction and date on which the threshold is crossed or reached if different) (v):

n/a

6. Date on which issuer notified:

13/02/07

7. Threshold(s) that is/are crossed or reached:

Above 5% (Group)

Above 5% (LGIM)

Above 3% (L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi) Number of shares	Number of voting Rights (viii)
Ord GBP 0.025	73,891,634 (under S-198 on 27/01/2006)	6.57%

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ord GBP 0.025	77,770,844	77,770,844	12,512,740	6.8741%	1.1059%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
90,283,584	7.98%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (Direct and Indirect)(Group)
(90,283,584-7.98% = Total Position)

Legal & General Investment Management (Holdings) Limited
(LGIMH)(Direct and Indirect) (90,283,584-7.98% = Total Position)

Legal & General Investment Management Limited (Indirect)(LGIM)
(90,283,584-7.98% = Total Position)

Legal & General Group Plc (Direct)(L&G)(77,770,844-6.87%=LGAS, LGPL & PMC)

Legal & General Investment Management   Legal & General Insurance Holdings

(Holdings) Limited (Direct)(LGIMHD)	Limited(Direct)(LGIH) (44,673,420-3.94% = LGAS & LGPL)
Legal & General Assurance (Pensions Management)Limited (PMC)	Legal & General Assurance Society Limited (LGAS & LGPL) (44,673,420-3.94% = LGAS & LGPL) Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using the total voting rights figure of 1,131,361,522

First notification under DTR Sourcebook

14. Contact name:

Helen Lewis

15. Contact telephone number:

020 7528 6742

This information is provided by RNS
The company news service from the London Stock Exchange

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